SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)
________________________

Schmitt Industries, Inc.
(Name of Subject Company)
________________________

Schmitt Industries, Inc.
(Names of Filing Persons - Offeror)
________________________

Common Stock - no par value
(Title of Class of Securities)
________________________

806870200

(CUSIP Number of Class of Securities)
________________________

Michael Zapata

Schmitt Industries, Inc.

2765 N.W. Nicolai Street

Portland, Oregon 97210-1818

(503) 227-7908

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kenneth A. Schlesinger, Esq.

and

Jason D. Cabico, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas

New York, New York 10019
(212) 451-2300

________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,500,000	$324.50

(1)       The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $2,500,000 in aggregate of Common Stock, no par value per share.

(2)       The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $324.50

Form or Registration No.: Schedule TO

Filing Party: Schmitt Industries, Inc.

Date Filed: June 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer (the “Offer”) by Schmitt Industries, Inc. (the “Company”) to purchase up to $2,500,000 in value of shares of its common stock, no par value per share (the “Common Stock”), at a price not less than $3.00 nor greater than $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 11, 2020, a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction

Item 4 to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“The Offer expired at 5:00 p.m., Eastern Time, on July 20, 2020. A total of 72,159 shares were validly tendered and not properly withdrawn. Pursuant to the terms of the Offer to Purchase, the Company accepted for purchase all 72,159 shares tendered, for an aggregate cost of approximately $234,516.75, excluding fees and expenses relating to the Offer.”

Item 11. Additional Information

Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On July 21, 2020, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on July 20, 2020. A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press Release dated July 21, 2020.

The fully amended and supplemented list of exhibits to the Schedule TO is set forth in the Exhibit Index attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHMITT INDUSTRIES, INC.

By:	/s/ Michael Zapata
Name:	Michael Zapata
Title:	Chairman, President and Chief Executive Officer

Date: July 21, 2020

EXHIBIT INDEX

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated June 11, 2020.*
(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(C)	Notice of Guaranteed Delivery.*
(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(5)	(A)	Press Release dated June 3, 2020 (incorporated by reference to the Schedule TO-C filed by the Company on June 3, 2020).
(B)	Press Release dated July 13, 2020.**
(C)	Press Release dated July 13, 2020 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2020).
(D)	Press Release dated July 21, 2020.***
(b)	Not applicable.
(d)	(1)	The Company’s Second Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities Exchange Commission on October 31, 2019).
(2)	Employment Agreement for Michael R. Zapata dated November 30, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2018).
(3)	Consulting Agreement for Sententia Capital Management, LLC dated July 30, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2019).
(4)	Employment Agreement for Jamie Schmidt, dated January 14, 2020, (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2020).
(5)	Option Agreement, between the Company and Charles Davidson, dated April 12, 2017.
(6)	Stock Purchase Agreement, among the Company, certain directors and Walter Brown Pistor, dated December 17, 2019.
(g)	None.
(h)	Not applicable.

* Filed with Schedule TO dated June 11, 2020.

** Filed with Schedule TO dated July 13, 2020.

*** Filed herewith.